

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2022

Niccolo De Masi
Chief Executive Officer
dMY Technology Group, Inc. VI
1180 North Town Center Drive, Suite 100
Las Vegas, NV 89144

> **Re: dMY Technology Group, Inc. VI**
> **Form 10-K for the year ended December 31, 2021**
> **Filed March 30, 2022**
> **File No. 001-40864**

Dear Mr. De Masi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction